SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2018

InterContinental Hotels Group PLC

(Registrant’s name)

Broadwater Park

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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EXHIBIT INDEX

Item	Description
99.1	2018 Third Quarter Trading Update

Exhibit 99.1

This announcement contains inside information

19 October 2018

InterContinental Hotels Group PLC

2018 Third Quarter Trading Update

Highlights

•	5.1% YOY net system size growth, up 4.6% excluding Regent Hotels & Resorts and the UK portfolio deal

•	27k rooms signed, 19k rooms opened (up 70% YOY) strongest Q3 pace for each in 10 years

•	Global Q3 comparable RevPAR[1] up 1.0%, with Q3 YTD RevPAR up 2.7%

•	Roll out of GRS and IHG Concerto now substantially complete

•	150 avid hotels signed into the Americas pipeline, the first property is now open, and last week the brand was launched in Germany

•	Regent Hotels & Resorts’ first signing since acquisition, and voco on track for >15 signings by year end

•	$500m to be returned to shareholders by means of special dividend with share consolidation

Keith Barr, Chief Executive of InterContinental Hotels Group PLC, said:

“We delivered a good third quarter performance. Our strategic focus on improving our rooms growth yielded strong results, driving net system size up 5.1% and our best performance for signings and openings in a decade. Global RevPAR grew 1.0%, with performance in the US impacted by strong prior year demand from the 2017 hurricanes.

We continue to make good progress against the series of new strategic initiatives we outlined in February. The international expansion of Kimpton Hotels & Restaurants is accelerating, with presence secured in 14 countries, voco is on track for more than 15 signings by year end, ahead of our initial expectations, and just this week we announced the first signing for our recently relaunched Regent Hotels & Resorts brand. Our first avid hotel is now open and owner demand continues to be strong, with 150 hotels signed across the Americas and the recent launch of the brand in Europe.

The roll-out of IHG Concerto, featuring our innovative new Guest Reservation System, is substantially complete, with over 95% of our global estate operational on the new system, and the remaining hotels due to be migrated over the coming weeks.

Reflecting this rapid implementation of our strategic initiatives and in line with our well-established strategy of returning surplus cash to shareholders, we are today announcing a $500m special dividend with share consolidation, to be paid in early 2019.

The fundamentals for our industry remain strong. We are confident in the outlook for the remainder of the year and in our ability to deliver industry-leading net rooms growth over the medium term.”

Third Quarter RevPAR performance

Americas

RevPAR was flat in Q3 and up 2.0% Q3 YTD. In the US, rate was up 1.1% and occupancy down 1.2%pts driven by a mid-single digit occupancy decline in markets which benefited from the hurricane-related demand which commenced in Q3 2017. As a result, US RevPAR was down 0.5% in Q3 2018 but up 1.5% Q3 YTD, in line with the performance of the industry upper-midscale segment. Elsewhere in the region, Canada was up 2.4%, benefitting from continued strength in urban markets, whilst Latin America and the Caribbean were up 6.5%, with strong demand in Colombia and Brazil. In Mexico RevPAR was up 5.4%, aided by soft prior year comparables from the earthquake in the Mexico City area.

Europe, Middle East, Asia & Africa

RevPAR was up 2.5% in Q3 and 2.7% Q3 YTD. Continental Europe RevPAR was up 4.3% with France up 9.8% as the market recovery continues, and Germany up 2.4% due to a more favourable trade fair calendar. Russia saw double digit growth, benefitting from the FIFA World Cup. In the UK, RevPAR was up 1.1% (London up 3.6%, Provinces down 0.4%), with strong demand in London from leisure guests and the biennial air show, offsetting softer occupancy in the Provinces. Elsewhere, there was a low single digit RevPAR decline in the Middle East and Australia, with both markets impacted by new supply, whilst Japan, up 2.5%, benefitted from rate growth in key cities.

Greater China

RevPAR was up 4.8% in Q3 and 8.2% Q3 YTD. Mainland China growth of 4.5% was driven by continued transient and corporate demand, but as expected was lower than H1 levels, due to the strong comparables which commenced in Q3 2017. There was mid-single digit RevPAR growth in tier 1 and tier 2 cities and a slight decline in tier 3 and tier 4 cities which was driven by new supply in Sanya and difficult trading conditions in Changbaishan; excluding these locations, tier 3 and tier 4 cities also saw mid-single digit RevPAR growth. Hong Kong SAR was up 5.2% and Macau SAR up 3.8%, both driven by gains in rate.

1 RevPAR growth is at constant exchange rates (CER) unless otherwise stated

Update on strategic initiatives

Build and leverage scale

•	Net system size up 5.1% year on year to 826k rooms (5,518 hotels), up 4.6% excluding Regent Hotels & Resorts and the UK portfolio deal.

•	19k rooms opened in the quarter, up 70% on the prior year, and our best Q3 performance in 10 years. This includes the rooms associated with Regent Hotels & Resorts (2.0k rooms) and the UK portfolio deal (1.7k rooms, with a further 0.5k to be added), which completed in the quarter. Our portfolio in Greater China continues to expand at pace, with 17% net system size growth year on year.

•	27k rooms signed, our highest Q3 rooms signings since 2008, and with Greater China on track to have its best ever full year performance in 2018.

•	Pipeline now stands at 267k rooms.

Optimise our preferred portfolio of brands for owners and guests

•	Mainstream

-	avid hotels: first property opened for the brand in Oklahoma City, with a further 25 hotels (2.4k rooms) signed in Q3, taking the total Americas pipeline to 150 hotels. Last week we announced the launch of the brand in Europe, signing a Multiple Development Agreement with one owner to open 15 hotels in Germany over the next 5 years, the first by 2020.

•	Upscale

-	voco: first property expected to open in Australia later this year; with six signings to date in addition to the four properties that will rebrand as part of the UK portfolio deal, we are on track for more than fifteen signings in total for the brand by year end, ahead of our initial expectations.

•	Luxury

-	Regent Hotels & Resorts: 51% acquisition completed in July, adding 6 properties to our system and 2 to our pipeline. A relaunch of the brand was announced this week together with the first signing since the acquisition, Regent Kuala Lumpur, with numerous further sites under discussion.

-	Kimpton Hotels & Restaurants: international expansion continues at pace, with the Kimpton Fitzroy due to open in London in the coming weeks, and further signings in Q3, including sites in Bangkok, Barcelona and Tokyo, taking the brand’s global presence to 14 countries.

Enhance revenue delivery

•	Roll out of GRS and IHG Concerto is substantially complete, ahead of schedule and on budget.

•	>95% of hotels have successfully migrated to the platform with the remaining hotels scheduled to migrate over the coming weeks.

Superior returns for shareholders and owners

•	$500m will be returned to shareholders via a special dividend with share consolidation to be paid in Q1 2019, subject to shareholder approval*.

•	This will bring the total returns IHG has made to shareholders since 2003 to $13.5bn.

•	We remain on track to deliver ~$125m in annual savings from our reorganisation plan, including System Fund, by 2020 for reinvestment to drive growth.

•	Exceptional cash cost to achieve the savings remains unchanged at $200m; $48m in H1’18 ($31m in 2017), with ~$70m expected in H2’18 and the remainder in 2019.

•	The financial position of the group remains robust, with an on-going commitment to an efficient balance sheet and an investment grade credit rating.

*Further details regarding the General Meeting required to approve the share consolidation and the timing of the dividend payment will be released in due course.

Foreign exchange

The strengthening of the US dollar against many major currencies globally decreased group RevPAR to a 0.1% decline in the quarter, when reported at actual exchange rates. A breakdown of constant vs. actual currency RevPAR is set out in Appendix 2.

Appendix 1: Third quarter RevPAR movement summary

	Q3 2018
	RevPAR	Rate	Occ.
Group	1.0%	1.7%	(0.7)%
Americas	0.0%	1.4%	(1.4)%
EMEAA	2.5%	2.2%	0.3%
G. China	4.8%	3.6%	1.2%

Appendix 2: RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)

	Q3 2018
	CER	AER	Difference
Group	1.0%	(0.1)%	(1.2)%pts
Americas	0.0%	(0.7)%	(0.6)%pts
EMEAA	2.5%	0.2%	(2.2)%pts
G. China	4.8%	3.0%	(1.8)%pts

Appendix 3: Q3 system & pipeline summary (rooms)

	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	18,648	(2,791)	15,857	825,746	5.1%	27,491	267,235
Americas	5,670	(1,621)	4,049	505,325	2.7%	10,501	117,977
EMEAA	4,339	(329)	4,010	205,829	5.5%	9,938	72,101
G. China	8,639	(841)	7,798	114,592	16.6%	7,052	77,157

Appendix 4: Definitions

AER: Actual exchange rates used for each respective period. CER: Constant exchange rates. RevPAR: Revenue per available room.

For further information, please contact:

Investor Relations (Catherine Dolton; Matthew Kay)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Conference call for Analysts and Shareholders:

A conference call with Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9:00am London time on 19th October and can be accessed at https://www.ihgplc.com/investors/2018-third-quarter-trading-update-teleconference-details. There will be an opportunity to ask questions:

UK:	+44 (0) 203 936 2999
US:	+1 845 709 8568
All other locations:	+44 (0) 203 936 2999
Participant Access Code:	199 747

A recording of the conference call will be available for 7 days from 11.30am London time; details are below:

UK:	+44 (0)203 936 3001
US:	+1 845 709 8569
All other locations:	+44 (0)203 936 3001
Participant Access Code:	028 707

Website:

The full release and supplementary data will be available on our website from 7:00am (London time) on 19th October. The web address is https://www.ihgplc.com/investors/results-and-presentations.

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid® hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,500 hotels and approximately 826,000 guest rooms in almost 100 countries, with more than 1,800 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:

This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

Date:	October 19, 2018	By:	/s/ Nicolette Henfrey
		Name:	Nicolette Henfrey
		Title:	Deputy Company Secretary